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                                                               Exhibit 99.(c)(6)

                                   KNOLL, INC.

                                1235 WATER STREET

                            EAST GREENVILLE, PA 18041

                                                              August 13, 1999

Oak Hill Securities Fund, L.P.
c/o Oak Hill Partners, Inc.
Park Avenue Tower
65 East 55th Street
32nd Floor
New York, New York  10022
Attn: Scott D. Krase

         Re: PROPOSED SOLICITATION OF CONSENTS FROM THE HOLDERS OF KNOLL'S 10-7/8% SENIOR SUBORDINATED NOTES DUE 2006

Dear Mr. Krase:

         This letter agreement sets forth the principal terms upon which (i) Knoll, Inc. ("Knoll" or the "Company") will solicit consents from the holders of its 10-7/8% Senior Subordinated Notes due 2006 (the "Senior Notes") to certain amendments to the indenture for the Senior Notes (the "Indenture") in connection with the transactions described below and (ii) Oak Hill Securities Fund, L.P. (the "Majority Holder") consents to such transactions in respect of all Senior Notes held by it.

         THE PENDING MERGER

         Knoll has entered into an Amended and Restated Agreement and Plan of Merger, dated as of July 29, 1999 (the "Merger Agreement"), pursuant to which Knoll's controlling stockholders and certain members of management will take the Company private in a transaction (the "Merger") in which Knoll will be the surviving corporation and the public stockholders would receive $28.00 per share in cash for each of their shares, plus, if applicable, an interest factor for a maximum period of two months. A copy of the Merger Agreement has been included as an exhibit to the Company's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 30, 1999 (the "Proxy Statement").

         THE CONSENT SOLICITATION

         In order to effect the Merger and related transactions, Knoll requires the consent of the holders of a majority of the outstanding principal amount of the Senior Notes outstanding. Knoll will solicit from all holders of the Senior Notes written consents to certain amendments


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to the Indenture ("Consents") to (a) consummate the Merger, (b) borrow up to
$675 million to pay the aggregate merger consideration and Consent payments contemplated by the Merger Agreement and this letter agreement, to refinance existing indebtedness of the Company, to pay related fees and expenses and for working capital, capital expenditures and other lawful corporate purposes, which borrowings shall constitute Senior Indebtedness under the Indenture, (c) pay the merger consideration and other payments referred to above and (d) make any changes to the Indenture, or waive compliance with any provisions thereof (including, without limitation, limitations on the incurrence of indebtedness, limitations on restricted payments, limitations on ownership of and liens on capital stock, transactions with affiliates and restrictions on mergers), that are deemed necessary or desirable by the Company to be made or waived in order for the Company to be able to effect the foregoing. Such changes to the Indenture shall be set forth in a supplemental indenture which shall become effective immediately prior to the consummation of the Merger. The Majority Holder and the Company agree that the changes to the Indenture will be limited to those set forth on SCHEDULE I hereto, together with any necessary conforming changes.

         Subject to the following agreement of the Company and the penultimate paragraph of this letter agreement, the Majority Holder hereby gives, and agrees not to revoke, its Consent to the foregoing, which Consent shall be effective immediately, with respect to all of the Senior Notes held by it, and agrees to execute and deliver such other documents as may be reasonably requested by the Company to evidence the Consent given hereunder. The Majority Holder represents and warrants to Knoll that it holds, and has the right to give valid Consents with respect to, an aggregate of no less than $60 million aggregate principal amount of Senior Notes. The Majority Holder further agrees that it will not transfer, sell, assign, pledge, hypothecate or otherwise dispose of or encumber, whether or not for consideration, such Senior Notes, without such transferee or pledgee delivering to the Company such transferee or pledgee's agreement substantially the same as this letter agreement that specifically identifies who shall be entitled to the Consent payment provided for below.

         Knoll recognizes that the foregoing proposed changes (including the incurrence of additional senior indebtedness by the Company pursuant thereto) will have an economic impact on the value of the Senior Notes. Accordingly, in consideration of the foregoing, Knoll agrees, promptly after consummation of the Merger (but no later than three business days), to pay to the Majority Holder a premium in an amount equal to $120 in cash for each $1,000 principal amount of Senior Notes held by the Majority Holder (or its permitted transferee, if so notified in writing by the Majority Holder) or such greater amount, if any, per $1,000 principal amount of Senior Notes paid by the Company for each Consent received from any other holder of Senior Notes. Such payment shall be subject to any applicable withholding requirements imposed by the Internal Revenue Code and related regulations. Pursuant to the Indenture, all other holders of Senior Notes will be given the opportunity to give their Consent for the same payment per $1,000 principal amount of Senior Notes as that to be paid to the Majority Holder.

         Knoll further agrees to meet with Standard & Poor's Ratings Group and Moody's Investors Service, Inc., or their successors or assignees in the business of rating securities, as


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the rating agencies for the Senior Notes, at least annually for as long as at least $50 million principal amount of Senior Notes remain outstanding.

         The Consent given by the Majority Holder hereunder is conditioned on
(i) there being no material change in the consideration to be paid in the Merger or in the post-Merger capital structure of Knoll from that described in the Proxy Statement, (ii) there being no other change in the structure of the Merger that would have a material economic impact on the holders of the Senior Notes if the Merger is consummated and (iii) there being, from the date of this letter agreement to the date of the Merger, no dividend or other distribution to Knoll's existing stockholders (including any affiliate of Warburg, Pincus Ventures, L.P. or the other Continuing Stockholders (as defined in the Proxy Statement)) other than payments to the Company's stockholders in connection with the Merger and except as permitted under clause (vi) of the penultimate paragraph of Section 4.10 of the Indenture.

         Knoll hereby represents that it is authorized to enter into this letter agreement and agrees to indemnify and hold harmless the Majority Holder for any losses, charges, costs or expenses arising as a result of or relating to any breach of this representation by Knoll.

         This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of laws, and each of the parties agrees to submit to the jurisdiction of the New York State courts sitting in the City of New York or any Federal court of the United States sitting in the Borough of Manhattan in the City of New York, and any appellant court from any such court, in any suit, action or proceeding arising out of or relating hereto. The parties irrevocably waive any right to contest the jurisdiction of such courts or to assert that venue in such courts would constitute an inconvenient forum. In connection with any action, suit or other proceeding arising out of or relating to this letter agreement or any of the transactions contemplated hereby, the parties unconditionally and irrevocably waive any right to a jury trial.

         This letter agreement shall be terminated and of no force and effect if the Merger is not consummated on or prior to December 31, 1999.

                                    * * * * *


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         This letter agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same agreement.

                                   Sincerely,

                                   KNOLL, INC.

                                    By:   /s/ DOUGLAS J. PURDOM
                                          ----------------------------------
                                    Name:    Douglas J. Purdom

                                    Title:   Senior Vice President and Chief
                                             Financial Officer

Accepted and Agreed
as of the above date:

OAK HILL SECURITIES FUND, L.P.

By:  Oak Hill Securities GenPar, L.P.,
     its General Partner

By:  Oak Hill Securities MGP, Inc.,
     its General Partner

By:  /s/ SCOTT D. KRASE
     ----------------------
     Name:  Scott D. Krase
     Title: Vice President

                          MEDALLION SIGNATURE GUARANTEE

Authorized Signature               [AUTHORIZED OFFICER]
                     ----------------------------------------------------------

Name and Address of Firm           THE BANK OF NEW YORK
                         ------------------------------------------------------

Dated:  August 18, 1999


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                                   SCHEDULE I

     (a)  Section 1.01 will be amended as follows:

          (1) The following definitions will be added in appropriate alphabetical order:

               "CREDIT FACILITIES" means (a) prior to consummation of the 1999 Merger, the Revolving Credit Facility and the Term Credit Facility, and (b) from and after consummation of the 1999 Merger, the credit facilities of the Company pursuant to [names of agreements to come], to be dated on or about the 1999 Merger Date, in each case of clauses
          (a) and (b) above, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced, restated or refinanced from time to time.

               "FUNDED INDEBTEDNESS" means [definition to be the same as that in the final documentation of the new bank credit facilities to be entered into at the time of the 1999 Merger, but with any necessary conforming changes, and shall include Indebtedness under the Senior Notes].

               "1999 MERGER" means the merger, effective as of the date of this Supplemental Indenture, of Knoll, Inc. and _________, a [Delaware] corporation, in which Knoll, Inc. is the surviving corporation.

               "1999 MERGER DATE" means the date the 1999 Merger is consummated.

               "LEVERAGE RATIO" means, as of any date, with respect to the Company and its Subsidiaries on a consolidated basis, the ratio of (a) Funded Indebtedness as of such date and (b) EBITDA for the twelve month period ending on such date. For purposes of this definition only, EBITDA means [definition to be the same as that in the final documentation of the new bank credit facilities to be entered into at the time of the 1999 Merger, but with any necessary conforming changes].

          (2) The following clause (h) will be added to the end of the definition of Exempt Affiliate Transactions:

               "and (h) transactions pursuant to or in connection with the 1999 Merger, including any stockholders or registration rights agreements, and including amendments thereto entered into after the 1999 Merger Date, PROVIDED that the terms of any such amendment are not, in the aggregate, less favorable to the Company than the terms of such agreement prior to such amendment."

          (3) Clause (i) of the definition of Permitted Indebtedness will be amended and restated to read as follows:

               "(i) Indebtedness of the Company under the Credit Facilities (and of the Domestic Subsidiaries under the Guarantees thereof), or any refinancing thereof, in an aggregate principal amount at any time outstanding (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed $675 million, less the aggregate amount of all Net Proceeds of Asset Sales applied, after the 1999 Merger Date, to permanently reduce the outstanding amount or the commitments with respect to such Indebtedness pursuant to Section 4.08 hereof;"

     (b) The following will be added to the end of clause (i) of the first paragraph of Section 4.10: "and other than payments to stockholders of the Company in connection with the 1999 Merger;"

     (c) Clause (c) following the first paragraph of Section 4.10 will be amended and restated to read as follows:

               (c) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment were made at the end of the applicable four-quarter period, have a Leverage Ratio, at the end of the Company's most recently ended fiscal quarter for which internal financial statements are available, of less than 2.5 to 1;

     (d) Clause (vi) of the penultimate paragraph of Section 4.10 will be amended and restated to read as follows:

               (vi) any payment by the Company or any of its Subsidiaries directly or through any direct or indirect parent company (a) in connection with the repurchase of outstanding shares of Capital Stock of the Company or TKG following the death, disability, termination of employment or retirement (even if such employee is retained in a consulting capacity) of Management Shareholders and (b) of amounts required to be paid to participants or former participants in employee benefit plans upon any termination of employment by such participants as provided in the documents related thereto, in an aggregate amount (for both clauses (a) and (b)) not to exceed $15 million in any fiscal year (up to a maximum of $30 million) from and after the 1999 Merger Date;

     (e) The following clauses (xi) and (xii) will be added following clause (x) of the penultimate paragraph of Section 4.10:

               and (xi) Restricted Payments made prior to the date of this Supplemental Indenture in compliance with the Indenture as in effect at the time of any such Restricted Payment;

               and (xii) the making of Restricted Payments after the 1999 Merger Date in an aggregate amount not to exceed $20 million;


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     (f) The following new paragraph shall be added at the end of Section 4.10, as follows:

               The computation of the amount of Restricted Payments that may be made by the Company after the 1999 Merger Date shall be conducted in accordance with, and shall be subject to, the terms and conditions of this Indenture as amended on the 1999 Merger Date, and it is understood and agreed that any accrued availability to make Restricted Payments under this Indenture prior to the date hereof is not available to the Company or its Subsidiaries after the 1999 Merger Date unless and except to the extent that such Restricted Payments are allowed and availability exists under this Indenture as amended on the 1999 Merger Date.

     (g) Section 5.01 is amended by adding the following sentence at the end of
Section 5.01: "The 1999 Merger need not comply with the provisions of this
Section 5.01."